UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM F-X/A

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS
AND UNDERTAKING

A.	Name of issuer or person filing (“Filer”):

PRETIUM RESOURCES INC.

B.	(1) This is (check one):

☐	an original filing for the Filer

☒	an amended filing for the Filer

(2) Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9): ☐

C.	Identify the filing in conjunction with which this Form is being filed:

Name of registrant:	Pretium Resources Inc.

Form type:	Registration Statement on Form 40-F

File Number (if known):	001-35393

Filed by:	Pretium Resources Inc.

Date Filed:	January 9, 2012
(if filed concurrently,
so indicate)

D.	The Filer is incorporated or organized under the laws of:

Province of British Columbia, Canada

The Filer has its principal place of business at:

1055 Dunsmuir Street, Suite 2300 Vancouver, British Columbia Canada V7X 1L4 (604) 558-1784

E.	The Filer designates and appoints CT Corporation System (“Agent”) located at:

28 Liberty Street New York, New York 10005 Tel: (212) 894-8940

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in

(a)	any investigation or administrative proceeding conducted by the Securities and Exchange Commission (“Commission”); and

(b)
any civil suit or action brought against such Filer or to which such Filer has been joined as  defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form 40-F on January 9, 2012 or any purchases or sales of any security in connection therewith; or (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon, such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.           The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the Filer has ceased reporting under the U.S. Securities Exchange Act of 1934.  The Filer further undertakes to advise the Commission promptly of any change to the Agent's name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.           The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form 40-F, the securities to which the Form 40-F relates and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, Province of British Columbia, Country of Canada this 25th day of March, 2019.

PRETIUM RESOURCES INC.

By:	/s/ Vladimir Cvijetinovic
Name: Vladimir Cvijetinovic
Title: Vice President, Legal and Corporate Secretary

This statement has been signed by the following person in the capacity and on the date indicated.

CT CORPORATION SYSTEM As Agent for Service of Process for Pretium Resources Inc.

By:	/s/ Olga Hinkel
Name:	Olga Hinkel
Title:	Vice President

Date: March 25, 2019